Exhibit 99.1

Vermilion Energy Inc. Receives TSX Approval For Normal Course Issuer Bid

CALGARY, Aug. 7, 2019 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce that the Toronto Stock Exchange ("TSX") has approved the notice of Vermilion's intention to commence a normal course issuer bid ("NCIB").

The NCIB allows Vermilion to purchase up to 7,750,000 common shares (representing approximately 5% of its 155,161,464 outstanding common shares as of July 31, 2019) over a twelve month period commencing on August 9, 2019.  The NCIB will expire no later than August 8, 2020. Under the NCIB, common shares may be repurchased in open market transactions on the TSX and other alternative trading platforms in Canada and in accordance with the rules of the TSX governing NCIB's.  The total number of common shares Vermilion is permitted to purchase is subject to a daily purchase limit of 267,558 common shares, representing 25% of the average daily trading volume of 1,070,233 common shares on the TSX calculated for the six-month period ended July 31, 2019; however, Vermilion may make one block purchase per calendar week which exceeds the daily repurchase restrictions.  Any common shares that are purchased under the NCIB will be cancelled upon their purchase by Vermilion.

Since 2003, Vermilion has had a track record of returning capital to shareholders through our monthly dividend (previously a cash distribution during the trust era).  We also recognize that other forms of returning capital to shareholders, such as share buybacks, may be appropriate to complement our dividend in certain market conditions.  We intend to utilize the NCIB under conditions in which we have excess free cash flow available after dividends, with that excess cash allocated both to debt reduction and buybacks.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion holds a 20% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 13.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: number of shares to be purchased under the NCIB; intended use of the NCIB; and future plans regarding the uses of excess free cash flow.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry.  These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons.  Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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For further information: Kyle Preston, Vice President Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:00e 07-AUG-19